Contact

www.linkedin.com/in/jordan-
sommerlad-a3a770169 (LinkedIn)

Top Skills

Advertising
Short Films
Media Production

Jordan Sommerlad

Filmmaker | Cinematographer | Editor
Columbus, Ohio, United States

Summary

I am a freelance videographer, editor and producer with 12+ years experience working in Los Angeles, New York City, and Columbus OH media markets.
www.jordansommerlad.com

Experience

Freelance
Freelance Cinematographer/Editor
June 2013 - Present (13 years 1 month)

Since 2013, I have freelanced as a cinematographer and editor on a multitude of projects, ranging from feature films to commercials, documentaries to reality shows, and everything in between. Examples of my work can be found on my website.

Education

Ohio University
Bachelor of Fine Arts - BFA, Film/Cinema/Video Studies · (2009 - 2013)